Leading Independent Proxy Advisory Firms Recommend Alamos and Richmont Shareholders Vote in Favour of Proposed Plan of Arrangement
TORONTO, ONTARIO (November 6, 2017) - Alamos Gold Inc. (“Alamos”) (TSX:AGI; NYSE:AGI) and Richmont Mines Inc. ("Richmont") (TSX:RIC; NYSE:RIC) today announced that Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two leading proxy advisory firms, have recommended that both Alamos and Richmont shareholders vote FOR the plan of arrangement (the “Transaction”) whereby Alamos will acquire all of the issued and outstanding shares of Richmont, at their special meetings of shareholders to be held on November 16, 2017.
ISS and Glass Lewis cited the sound strategic and financial rationale in recommending Alamos and Richmont shareholders vote in favour of the Transaction.
Attention Alamos and Richmont Shareholders
Richmont and Alamos shareholders are reminded to vote their proxy before 10:00 a.m. and 10:30 a.m. (Eastern time), respectively, on Tuesday, November 14, 2017. Alamos and Richmont’s Board of Directors unanimously recommend that their shareholders vote IN FAVOUR of the proposed Transaction.
For more information and assistance in voting your proxy, please contact Laurel Hill Advisory Group, at:

•	North America toll-free: 1-877-452-7184

•	Local and international: 416-304-0211

•	Email: assistance@laurelhill.com
About Alamos Gold Inc.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".
About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension to the east and at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation has successfully positioned the Island Gold Mine to cost-effectively build its Canadian reserve base and to enter its next phase of growth. The Corporation’s shares are traded on the TSX and NYSE under the symbol “RIC”.
For further information please visit the Alamos and Richmont websites at www.alamosgold.com or www.richmont-mines.com or contact:

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Scott Parsons Vice-President, Investor Relations Alamos Gold Inc. 416-368-9932 x 5439 sparsons@alamosgold.com	Anne Day Senior Vice President, Investor Relations Richmont Mines Inc. 416-368-0291 ext. 105 aday@richmont-mines.com
Cautionary Note – Forward Looking Statements
This News Release contains "forward-looking statements". All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", “have potential” or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
Please consult the section titled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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